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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046528

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 67772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Select Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31351 Rancho Viejo Rd., Suite 205
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burke Dambly
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Suite 831, Houston, TX 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Select Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WILLIAM N. ODELSON
Commission # 1990418
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Select Capital Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Select Capital Corporation

I have audited the accompanying statement of financial condition of Select Capital Corporation (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 5, 2015

Certified Public Accountant

Select Capital Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS	
Current Assets	
Cash	89,766
Concessions Receivable	60,244
Advances Receivable	10,000
Total Current Assets	160,010
Other Assets	
Rent Deposit	2,953
Total Other Assets	2,953
TOTAL ASSETS	**162,963**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Concessions Payable	101,687
Accrued Expenses Payable	17,010
Total Current Liabilities	118,697
Total Liabilities	118,697
Equity	
Capital Contributions	4,418,991
Retained Earnings	(2,452,075)
Net Income	(1,922,650)
Total Equity	44,266
TOTAL LIABILITIES & EQUITY	**162,963**

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenues		
MBD fees	$	873,149
Commissions		2,794,530
Consulting Income		835,766
Interest Income		88
Total Revenues		4,503,533
Direct Costs		
Commission expense		2,786,770
Sponsor expense		2,688,178
Total Direct Costs		5,474,948
Gross Profits		(971,415)
Expenses		
Accrued expenses		10,669
Business licenses and fees		10,407
Office expense		21,121
Professional fees		82,280
Rent		30,484
Salaries, wages and related expenses		619,714
Telephone		9,677
All other		166,884
Total expenses		951,234
Income (Loss) Before Tax		(1,922,650)
Provision for Income Taxes		-
Net Income (Loss)	$	(1,922,650)

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (1,922,650)
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by (used) in operating activities:	
Prior Period Adjustments	
Depreciation and Amortization	0
Losses (Gains) on Sale of Fixed Assets:	0
Decrease (Increase) in Operating Assets:	(2,799)
Investments	
Accounts Receivable	605,913
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(506,050)
Accrued Liabilities	12,304
Total Adjustments	109,368
Net Cash Provided By (Used In) Operating Activities	**(1,813,282)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	68,605
Net Cash Provided By (Used In) Investing Activities	**68,605**
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	-
Contributions	1,218,000
Net Cash Provided By (Used In) Financing Activities	**1,218,000**
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**(526,677)**
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	**616,443**
CASH AND EQUIVALENTS AT END OF PERIOD	**$ 89,766**

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2014

	Capital Stock						
	Class B Stock		Common Stock		Contributed	Retained	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2013	300	$ -	1,500	$ -	$ 3,200,991	$(2,481,680)	$ 719,311
Capital Contribution					1,218,000		1,218,000
*Unrealized Gain on Sale of Silver Not Booked in 2013						29,605	
Net Loss						(1,922,650)	(1,922,650)
Balance, December 31, 2014	300	$ -	1,500	$ -	$ 4,418,991	$(4,374,725)	$ 44,266

*Unrealized in 2013 but not booked per 2013 audit adjustments. Gain was written off and out of income at cost, this self-correcting.

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2014

Subordinated Liabilities 12/31/2013		-
Additions	-	
Subtractions	-	
Subordinated Liabilities 12/31/2014		-

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

Note 1 - Nature of Business

Select Capital Corporation (the "Company") was incorporated in the State of California on November 8, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation- The Company conducts the following types of business as a managing broker-dealer, which comprises several classes of services, including:

- Private placements of securities and a publically registered non-traded REIT offerings.

Use of Estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition- The Company receives managing broker-dealer commissions and consulting fees with terms stipulated in its engagement agreements. Consulting fees are primarily reimbursements for the wholesale team; monthly draws and expense reimbursements. Managing broker-dealer commissions are generated from Direct Participation Program Offerings and a publically registered non-traded REIT offering.

Income Taxes- The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be

received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets Measured on a Recurring Basis:

	Significant Unobservable Inputs	Markets for Identical	Significant Other Quoted Price in Active Observable Inputs	
	Quoted Price in Active Markets Identical Inputs	Significant Other Observable Inputs	Significant Unobservable Inputs	
12/31/2014	(Level I)	(Level 2)	(Level 3)	Total
n/a	-	-	-	-

Note 4 - Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). The Company currently makes no contribution to the Plan.

Note 5-Income Taxes

For federal income tax purposes, there is an accumulated net operating loss (NOL) of approximately $4,403,227 over 5 years which can be used to offset future taxable income but will expire after 20 years. The NOL amounts for the previous years and the expiration dates are as follows:

	NOL Amount	Expiration Date
2010	$1,248,813	2030
2011	311,779	2031
2012	384,421	2032
2013	535,544	2033
2014	1,922,650	2034
	$4,403,227	

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal Current	$ -
State Current	1,850
	$ 1,850

Note 6-Operating Lease Commitments

The Company has two non-cancellable operating leases, Ortega and Ladera, expiring on June 30, 2017, and December 18, 2017, respectively.

At December 31, 2014, future minimum lease payments under this agreement were as follows:

	Ladera Office	Ortega Office	Total
2015	$ 27,216	$ 33,588	$ 60,804
2016	27,216	34,392	61,608
2017	26,082	35,196	61,278
	$ 107,730	$ 16,122	$ 183,690

Note 7-Subsequent Events

Management has reviewed the results of operations for the period of time from its year ended December 31, 2014, through February 5, 2015, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

<u>Computation of Net Capital</u>

Total Stockholder's Equity			$44,266
Non-Allowable Assets			
Advances Receivable		10,000	
Concessions Receivable		60,244	
Allowable Add Back		(60,244)	
Rent Deposits		2,953	
Haircuts on Securities Positions			
Securities Haircuts	-		
Undue Concentration Charges	-		
Net Allowable Capital			31,313

<u>Computation of Net Capital Requirement</u>

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	7,913
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement (includes 1% of Allowable Concession Payable Add Back)	8,516
Excess Net Capital	22,798

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	118,697
Percentage of Aggregate Indebtedness to Net Capital	379.06%

<u>Computation of Reconciliation of Net Capital</u>

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2014	37,653
Adjustments	
Decrease in Equity (Decrease Net Capital)	(6,340)
Net Capital per Audit	31,313
Reconciled Difference	-

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $31,313 which was $22,798 in excess of its required net capital of $8,516. The Company's net capital ratio was 379.06%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of Customers".

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Select Capital Corporation is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2014, which were agreed to by Select Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Select Capital Corporation's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Select Capital Corporation's management is responsible for Select Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 1, 2014 through December 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2015
Houston, TX

Nathan T. Tuttle, CPA

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

SELECT
CAPITAL CORPORATION
Member FINRA•SIPC

February 4, 2015

Nathan Tuttle
11152 Westheimer, #330
Houston, TX 77042

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Select Capital Corporation ("SCC"):

1. SCC claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. SCC has met the identified exemption from 1-1-14 through 12-31-14 without exception, unless, if applicable, as stated in number 3, below;
3. SCC has had no exceptions to report this fiscal year.

Regards,

2\4\15

Burke Dambly
President
Select Capital Corporation

Date

EXEMPTION REVIEW REPORT

February 5, 2015
Burke Dambly
Select Capital Corporation
31351 Rancho Viejo Rd.
Suite 205
San Juan Capistrano, CA 92675

Dear Mr. Dambly:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Select Capital Corporation, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Select Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "Special account for the exclusive benefits of customers maintained." Select Capital Corporation stated that Select Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Select Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Select Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 5, 2015